UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 6)

                   Under the Securities Exchange Act of 1934

                         ITT EDUCATIONAL SERVICES, INC.
                  ------------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, $.01 par value
                      -------------------------------------
                         (Title of Class of Securities)

                                  4506B109
                                  ---------
                               (CUSIP Number)

                              Gregory D. Hitchan
                          Blum Capital Partners, L.P.
                        909 Montgomery Street, Suite 400
                            San Francisco, CA 94133
                                (415) 434-1111
                             -------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               October 20, 2005
                              -----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                Page 1 of 14

CUSIP NO. 4506B109              SCHEDULE 13D                    Page 2 of 14

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM CAPITAL PARTNERS, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3205364
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]
                                                                     (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          California

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      6,864,000**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 6,864,000**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,864,000**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               14.8%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                          PN, IA

-----------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 4506B109              SCHEDULE 13D                    Page 3 of 14

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON              RICHARD C. BLUM & ASSOCIATES, INC.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON             94-2967812
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY
-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3
-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          California

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      6,864,000**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 6,864,000**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,864,000**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               14.8%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              CO

-----------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 4506B109              SCHEDULE 13D                    Page 4 of 14

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    BLUM STRATEGIC GP II, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3395150
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      6,864,000**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 6,864,000**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,864,000**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               14.8%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 4506B109              SCHEDULE 13D                     Page 5 of 14

-----------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON                BLUM STRATEGIC PARTNERS II, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3395151
-----------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                     (b) [x]
-----------------------------------------------------------------------------
3.  SEC USE ONLY

-----------------------------------------------------------------------------
4.  SOURCE OF FUNDS*                                               See Item 3

-----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

-----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER                                  -0-

  NUMBER OF       -----------------------------------------------------------
   SHARES          8.  SHARED VOTING POWER                       6,864,000**
   BENEFICIALLY
   OWNED BY EACH  -----------------------------------------------------------
   PERSON WITH     9.  SOLE DISPOSITIVE POWER                             -0-

                  -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 6,864,000**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,864,000**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               14.8%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              PN

-----------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 4506B109              SCHEDULE 13D                    Page 6 of 14

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM STRATEGIC GP III, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              02-0742606
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      6,864,000**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 6,864,000**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,864,000**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               14.8%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                             PN

-----------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 4506B109              SCHEDULE 13D                    Page 7 of 14

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                   BLUM STRATEGIC GP III, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              04-3809436
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      6,864,000**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 6,864,000**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,864,000**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               14.8%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 4506B109              SCHEDULE 13D                    Page 8 of 14

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                 SADDLEPOINT PARTNERS GP, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              83-0424234
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      6,864,000**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 6,864,000**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,864,000**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               14.8%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                 OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 4506B109              SCHEDULE 13D                    Page 9 of 14

Item 1.  Security and Issuer
----------------------------

This Amendment No. 6 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on July 18, 2005 by Blum Capital Partners, L.P., a California limited partnership, ("Blum L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Blum Strategic GP II, L.L.C., a Delaware limited liability company ("Blum GP II"); Blum Strategic Partners II, L.P., a Delaware limited partnership ("Blum Strategic II"), Blum Strategic GP III, L.L.C., a Delaware limited liability company ("Blum GP III"); and Blum Strategic GP III, L.P., a Delaware limited partnership ("Blum GP III LP") (collectively, the "Reporting Persons"). This amendment relates to shares of Common Stock, $.01 par value (the "Common Stock") of ITT Educational Services, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 13000 North Meridian Street, Carmel, Indiana 46032-1404. The following amendments to the
Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2.  Identity and Background
---------------------------------

Item 2 of the Schedule 13D is hereby amended to add the following:

Saddlepoint Partners GP, L.L.C., is a Delaware limited liability company ("Saddlepoint GP") whose principal business is acting as the general partner of Saddlepoint Partners, L.P., a Delaware limited partnership
("Saddlepoint LP"), and Saddlepoint Partners (Cayman), L.P., a Cayman Islands exempted limited partnership ("Saddlepoint (Cayman) LP"). The principal business office address of Saddlepoint GP, Saddlepoint LP and Saddlepoint (Cayman) LP is 909 Montgomery Street, Suite 400, San Francisco, California 94133. Blum L.P. is the managing member of Saddlepoint GP. RCBA Inc. is the sole general partner of Blum L.P. The principal business office for Blum L.P. and RCBA Inc. and the names of the executive officers and directors of RCBA Inc. and their addresses, citizenship and principal occupations are as follows:

Name and               Business             Citizenship  Principal Occupation
Office Held            Address                             or Employment
--------------------  ----------------------- ---------  --------------------

Richard C. Blum       909 Montgomery St.       USA       President & Chairman,
President,            Suite 400                          Blum L.P.
Chairman & Director   San Francisco, CA 94133

Nils Colin Lind       909 Montgomery St.       Norway    Managing Partner,
Managing Partner      Suite 400                          Blum L.P.
& Director            San Francisco, CA 94133

John C. Walker        909 Montgomery St.       USA       Partner,
Partner               Suite 400                          Blum L.P.
                      San Francisco, CA 94133

CUSIP NO. 4506B109              SCHEDULE 13D                    Page 10 of 14


Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  ----------------------  ---------  -------------------

Jose S. Medeiros      909 Montgomery St.       Brazil     Partner,
Partner               Suite 400                           Blum L.P.
                      San Francisco, CA 94133

John H. Park          909 Montgomery St.       USA        Partner,
Partner               Suite 400                           Blum L.P.
                      San Francisco, CA 94133


Gregory L. Jackson    909 Montgomery St.       USA        Partner,
Partner               Suite 400                           Blum L.P.
                      San Francisco, CA 94133

Jeffrey A. Cozad      909 Montgomery St.       USA        Partner,
Partner               Suite 400                           Blum L.P.
                      San Francisco, CA 94133

Marc T. Scholvinck    909 Montgomery St.       USA        Partner & Chief
Partner, Chief        Suite 400                           Financial Officer,
Financial Officer,    San Francisco, CA 94133             Blum L.P.
Assistant Secretary
& Director

Gregory D. Hitchan    909 Montgomery St.       USA        General Counsel
General Counsel       Suite 400                           & Secretary,
& Secretary           San Francisco, CA 94133             Blum L.P.


To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Considerations
-----------------------------------------------------------

The source of funds for the purchases of securities was the working capital of Blum L.P.'s limited partnerships and investment advisory clients, each of the partnerships for which Blum GP II serves as the sole general partner and managing limited partner, the partnership for which Blum GP III LP serves as the sole general partner and the partnerships for which Saddlepoint GP serves as the general partner.


CUSIP NO. 4506B109              SCHEDULE 13D                    Page 11 of 14



Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a),(b) According to the Issuer's most recent Form 10-Q, there were 46,314,804 shares of Common Stock issued and outstanding as of September 30, 2005. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of the following shares of Common Stock:
(i) 2,616,700 shares of Common Stock held by Blum L.P. and RCBA Inc.
on behalf of the limited partnerships for which Blum L.P. serves as the general partner, or on behalf of an entity for which Blum L.P. serves as investment advisor, which represents 5.6% of the outstanding shares of the Common Stock; (ii) 3,151,100 shares of the Common Stock held by Blum GP II on behalf of the limited partnership for which it serves as the general partner and on behalf of the limited partnership for which it serves as the managing limited partner, which represents 6.8% of the outstanding shares of the Common Stock; (iii) 910,600 shares of the Common Stock held by Blum GP III which serves as general partner of Blum GP III LP which, in turn, serves as the general partner of Blum Strategic III, which represents 2.0% of the outstanding shares of the Common Stock; (iv)
44,200 shares of the Common Stock held by Saddlepoint GP on behalf of a partnership for which it serves as the general partner, which represents 0.1% of the outstanding shares of the Common Stock; and
(v) 70,700 shares of the Common Stock that are legally owned by The
Nuclear Decommissioning Trust of Dominion Nuclear Connecticut, Inc. ("Dominion Connecticut"), which represents 0.2% of the outstanding shares of the Common Stock and 70,700 shares of the Common Stock that are legally owned by Virginia Electric and Power Company
Qualified Nuclear Decommissioning Trust ("Virginia Electric") (collectively, the "Investment Advisory Clients"), which represents
0.2% of the outstanding shares of the Common Stock, with respect to which Blum L.P. has voting and investment power. Each Investment
Advisory Client has entered into an investment management agreement with Blum L.P., but neither Investment Advisory Client has any contract, arrangement or understanding with the other Investment Advisory Client, or any other Reporting Person, with respect to the acquisition, ownership, disposition or voting of any shares of the Common Stock. Each Investment Advisory Client disclaims membership in a group with any Reporting Person or with the other Investment Advisory Client, and each disclaims beneficial ownership of any shares beneficially owned by the Reporting Persons other than for their own account.

Voting and investment power concerning the above shares are held solely by Blum L.P., Blum GP II, Blum GP III and Saddlepoint GP. The Reporting Persons therefore may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of an aggregate of 6,864,000 shares of the Common Stock, which is 14.8% of the outstanding Common Stock. As the sole general partner of Blum L.P., RCBA Inc. is deemed the beneficial owner of the securities over which Blum L.P. has voting and investment power. The filing of this Schedule shall not be construed as an admission that any of the shareholders, directors or executive officers of RCBA Inc. or the managing members and members of Blum GP II, Blum GP III LP, Blum GP III and Saddlepoint GP, is, for any purpose, the beneficial owner of any of the securities that are beneficially


CUSIP NO. 4506B109              SCHEDULE 13D                    Page 12 of 14


owned by RCBA Inc., Blum GP II, Blum GP III LP, Blum GP III or Saddlepoint GP.

c) During the last 60 days, the Reporting Persons purchased the following shares of Common Stock in the open market:

Entity                            Trade Date    Shares   Price/Share
------                            ----------    -------  -----------
Investment partnerships for       10-03-05          500    49.0257
which Blum L.P. serves as the     10-04-05        2,500    49.0969
general partner and on behalf
of an entity for which Blum L.P.
serves as investment advisor.


Entity                           Trade Date    Shares    Price/Share
------                            ---------    -------   ----------
For Blum Strategic III for        09-29-05      50,600     48.2904
which Blum GP III LP              10-03-05       1,000     49.0257
serves as the general partner     10-04-05       5,500     49.0969
and for Blum GP III which         10-05-05      21,000     49.0280
serves as the general             10-06-05       2,600     49.0941
partner for Blum GP III LP.       10-07-05       1,100     49.0995
                                  10-10-05       1,500     49.0776
                                  10-12-05      14,500     49.0305
                                  10-13-05      64,000     48.6776
                                  10-14-05      26,000     47.8888
                                  10-17-05      10,000     47.8765
                                  10-18-05       2,600     47.8588
                                  10-19-05      23,000     47.7661
                                  10-20-05      24,400     47.8484


Entity                            Trade Date    Shares   Price/Share
------                            ----------    -------   ----------
The partnerships for which         10-03-05         600     49.0257
Saddlepoint GP serves as           10-04-05       3,100     49.0969
general partner.                   10-05-05      21,000     49.0280
                                   10-06-05       2,500     49.0941
                                   10-07-05       1,100     49.0995
                                   10-10-05       1,400     49.0776
                                   10-12-05      14,500     49.0305

CUSIP NO. 4506B109            SCHEDULE 13D                     Page 13 of 14


(d) and (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
-------------------------------------------------------------------------

None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except (i) as previously disclosed, or (ii) as noted above, Blum L.P. has voting and investment power of the shares held by it for the benefit of The Investment Advisory Clients.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------
Exhibit A Joint Filing Undertaking.


CUSIP NO. 4506B109             SCHEDULE 13D                    Page 14 of 14

                                 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 31, 2005

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          its General Partner


By: /s/ Gregory D. Hitchan                By: /s/ Gregory D. Hitchan
    -------------------------------       -----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    General Counsel and Secretary         General Counsel and Secretary


BLUM STRATEGIC GP II, L.L.C.          BLUM STRATEGIC GP III, L.L.C.


By: /s/ Gregory D. Hitchan              By:  /s/ Gregory D. Hitchan
     -------------------------------    ------------------------------------
     Gregory D. Hitchan                 Gregory D. Hitchan
     Member and General Counsel         Member and General Counsel


BLUM STRATEGIC PARTNERS II, L.P.        BLUM STRATEGIC PARTNERS III, L.P.
By:  Blum Strategic GP II, L.L.C.,      By:  Blum Strategic GP III, L.P.,
     Its General Partner                     Its General Partner
                                        By:  Blum Strategic GP III, L.L.C.
                                             Its General Partner


By:  /s/ Gregory D. Hitchan             By:  /s/ Gregory D. Hitchan
    ----------------------------           --------------------------------
     Gregory D. Hitchan,                   Gregory D. Hitchan,
     Member and General Counsel            Member and General Counsel


BLUM STRATEGIC GP III, L.P.           SADDLEPOINT PARTNERS GP, L.L.C.
By:  Blum Strategic GP III, L.L.C.    By:  Blum Capital Partners, L.P.
     Its General Partner                   Its Managing Member
                                      By:  Richard C. Blum & Associates, Inc.
                                           Its General Partner


By:  /s/ Gregory D. Hitchan           By: /s/ Gregory D. Hitchan
     ----------------------------         -------------------------------
    Gregory D. Hitchan                     Gregory D. Hitchan
    Member and General Counsel             General Counsel and Secretary

CUSIP NO. 4506B109             SCHEDULE 13D                    Page 1 of 1

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  October 31, 2005

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          Its General Partner

By: /s/ Gregory D. Hitchan                By: /s/ Gregory D. Hitchan
    -------------------------------       -----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    General Counsel and Secretary         General Counsel and Secretary


BLUM STRATEGIC GP II, L.L.C.          BLUM STRATEGIC GP III, L.L.C.


By: /s/ Gregory D. Hitchan            By:  /s/ Gregory D. Hitchan
     -------------------------------  -------------------------------------
     Gregory D. Hitchan               Gregory D. Hitchan,
     Member and General Counsel       Member and General Counsel


BLUM STRATEGIC PARTNERS II, L.P.      BLUM STRATEGIC PARTNERS III, L.P.
By:  Blum Strategic GP II, L.L.C.,    By:  Blum Strategic GP III, L.P.,
     Its General Partner                   Its General Partner
                                      By:  Blum Strategic GP III, L.L.C.
                                           Its General Partner

By:  /s/ Gregory D. Hitchan           By:  /s/ Gregory D. Hitchan
    ----------------------------           --------------------------------
     Gregory D. Hitchan,                   Gregory D. Hitchan,
     Member and General Counsel            Member and General Counsel

BLUM STRATEGIC GP III, L.P.           SADDLEPOINT PARTNERS GP, L.L.C.
By:  Blum Strategic GP III, L.L.C.    By:  Blum Capital Partners, L.P.
     Its General Partner                   Its Managing Member
                                      By:  Richard C. Blum & Associates, Inc.
                                           Its General Partner


By:  /s/ Gregory D. Hitchan           By: /s/ Gregory D. Hitchan
     ----------------------------         -------------------------------
    Gregory D. Hitchan                     Gregory D. Hitchan
    Member and General Counsel             General Counsel and Secretary